FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

September 06, 2005

Commission File Number: 333-119497

MECHEL STEEL GROUP OAO

(Translation of registrant’s name into English)

Krasnopresnenskaya Naberezhnaya 12

Moscow 123610

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Note: Regulation S-T Rule 101(b)(c) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MECHEL ANNOUNCES THE COMMISSIONING OF THE 2ND LINE OF THE NEW SINTER PLANT AT CHELYABINSK METALLURGICAL PLANT

Moscow, Russia – September 6, 2005 – Mechel OAO (NYSE: MTL), one of the leading Russian mining and metals companies, announces the startup of the second line of the new sinter plant at its subsidiary, Chelyabinsk Metallurgical Plant.

Construction of the new sinter plant is in line with Mechel’s strategic investment program, targeted at improving quality, lowering production costs and overall modernization. The plant will have a total annual capacity of 4.5 million tonnes of sinter once it is brought fully on line, which is expected by the end of this year.

The sinter plant will have four production lines, each line with a capacity of 1,125 million tones. The full commissioning of the new plant is scheduled to happen before the end of the year. The first line was brought to operation this April.

The project will significantly increase Mechel’s ability to internally source its iron ore requirements for its own iron ore mine, Korshunov Mining Plant. The sinter plant, once fully commissioned, is expected to yield cost savings of approximately $70 million annually. The total cost of the project is expected to be approximately $150 million.

“Construction of the new sinter plant will boost further integration of our operating subsidiaries thus increasing the synergetic effect and minimizing the impact of the situation on the metallurgical raw market”, - Mechel’s CEO, Vladimir Iorich, said.

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Mechel OAO

Irina Ostryakova

Director of Communications

Phone: 7-095-258-18-28

Fax:     7-095-258-18-38

irina.ostryakova@mechel.com

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Mechel is one of the leading Russian mining and metals companies. Mechel unites producers of coal, iron ore, nickel, steel, rolled products, and hardware. Mechel products are marketed domestically and internationally.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MECHEL STEEL GROUP OAO

	By:	Vladimir Iorich
	Name:	Vladimir Iorich
	Title:	CEO

Date: September 06, 2005